SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549


                                     SCHEDULE 13D


                      Under the Securities Exchange Act of 1934
                             (Amendment No.      6      )


                                 ELSINORE CORPORATION
                                   (Name of Issuer)


                              Common Stock, no par value

                            (Title of Class of Securities)


                                     290308 20 4
                                    (CUSIP Number)


            Jeffrey L. Steele, Esq., 1500 K Street, N.W. Washington, D.C. 20005 (202) 626-3314

             (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                     June 4, 1996
               (Date of Event which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
          Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

          Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
          Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                            SCHEDULE 13D


                  NAME OF REPORTING PERSON
                  SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              1   Peter Cundill & Associates (Bermuda) Ltd.
                  N/A

              2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)
                                                                      (b) x

              3   SEC USE ONLY

              4   SOURCE OF FUNDS:  OO

              5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): / /

              6   CITIZENSHIP OR PLACE OF ORGANIZATION:  Bermuda

                  NUMBER OF        7   Sole Voting Power:  761,900
                  SHARES           8   Shared Voting Power:  0
                  BENEFICIALLY     9   Sole Dispositive Power:  761,900
                  OWNED BY        10   Shared Dispositive Power:  0
                  EACH REPORTING
                  PERSON WITH

              11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                  PERSON:  761,900

              12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: / /

              13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
                  4.79%

              14  TYPE OF REPORTING PERSON:  CO, IA (Canadian)

                                            SCHEDULE 13D


                  NAME OF REPORTING PERSON
                  SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              1   Cundill Value Fund
                  N/A

              2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)
                                                                      (b) x

              3   SEC USE ONLY

              4   SOURCE OF FUNDS:  OO

              5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): / /

              6   CITIZENSHIP OR PLACE OF ORGANIZATION:  British Columbia,
                  Canada

                  NUMBER OF        7   Sole Voting Power:  0
                  SHARES           8   Shared Voting Power:  761,900
                  BENEFICIALLY     9   Sole Dispositive Power:  0
                  OWNED BY        10   Shared Dispositive Power:  761,900
                  EACH REPORTING
                  PERSON WITH

              11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                  PERSON:  761,900

              12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: / /

              13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
                  4.79%

              14  TYPE OF REPORTING PERSON:  OO

                                            SCHEDULE 13D


                  NAME OF REPORTING PERSON
                  SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              1   Peter Cundill Holdings (Bermuda) Ltd.
                  N/A

              2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)
                                                                      (b) x

              3   SEC USE ONLY

              4   SOURCE OF FUNDS:  OO

              5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): / /

              6   CITIZENSHIP OR PLACE OF ORGANIZATION:  Bermuda

                  NUMBER OF        7   Sole Voting Power:  0
                  SHARES           8   Shared Voting Power:  761,900
                  BENEFICIALLY     9   Sole Dispositive Power:  0
                  OWNED BY        10   Shared Dispositive Power:  761,900
                  EACH REPORTING
                  PERSON WITH

              11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                  PERSON:  761,900

              12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: / /

              13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
                  4.79%

              14  TYPE OF REPORTING PERSON:  HC

                                            SCHEDULE 13D


                  NAME OF REPORTING PERSON
                  SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              1   F. Peter Cundill
                  N/A

              2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)
                                                                      (b) x

              3   SEC USE ONLY

              4   SOURCE OF FUNDS:  OO

              5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): / /

              6   CITIZENSHIP OR PLACE OF ORGANIZATION:  Canada

                  NUMBER OF        7   Sole Voting Power:  0
                  SHARES           8   Shared Voting Power:  761,900
                  BENEFICIALLY     9   Sole Dispositive Power:  0
                  OWNED BY        10   Shared Dispositive Power:  761,900
                  EACH REPORTING
                  PERSON WITH

              11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                  PERSON:  761,900

              12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: / /

              13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
                  4.79%

              14  TYPE OF REPORTING PERSON:  IN

               This Amendment No. 6 to Statement on Schedule 13D heretofore filed on December 13, 1990, as amended by Amendment No. 1 filed on January 7, 1993, Amendment No. 2 filed on May 19, 1993, Amendment No. 3 filed on June 17, 1993, Amendment No. 4 filed on February 24, 1995, and Amendment No. 5 filed May 18, 1995, is being filed by Peter Cundill & Associates (Bermuda) Ltd., a Bermuda corporation ("PCB"), Cundill Value Fund, an unincorporated mutual fund trust governed by the laws of British Columbia (which is the continuation of and successor to Cundill Value Fund Ltd.) ("Value Fund"), Peter Cundill Holdings (Bermuda) Ltd., a Bermuda corporation ("Holdings"), and F. Peter Cundill, a Canadian citizen residing in England ("Cundill") (PCB, Value Fund, Holdings and Cundill are sometimes also referred to herein individually as a "Reporting Person" and collectively as the "Reporting Persons"), to reflect amendments to Items 3 and 5.

          ITEM 3  IS HEREBY AMENDED AND RESTATED TO  READ AS FOLLOWS IN ITS
          ENTIRETY:

          Item 3.   Source and Amount of Funds or Other Consideration.

                    The Shares herein reported as being beneficially owned by the Reporting Persons were acquired as follows:

                    (1) Acting on behalf of Value Fund, PCB purchased a total of 761,900 Shares in open market transactions for an aggregate consideration (exclusive of brokers' commissions) of $963,997.58. To the best knowledge of the Reporting Persons, the funds used in such purchases were from Value Fund's existing available investment capital and none of the consideration for such Shares was represented by borrowed funds.

                         Individually  PCB does not  beneficially own 5% or
               more of the Shares. Due to the investment management services provided by PCB to Value Fund, PCB could be deemed a beneficial owner of all Shares purchased in the transactions described in subitem (1) above.

                    All dollar amounts are in United States dollars.

          ITEM 5 IS HEREBY AMENDED AND  RESTATED TO READ AS FOLLOWS IN  ITS
          ENTIRETY:

          Item 5.   Interest in Securities of the Issuer.

                    The number of Shares which may be deemed to be beneficially owned by the Reporting Persons are as follows:

          Shares Deemed to be            Nature of              Percentage
          Beneficially Owned By:         Ownership               of Class

          (A)  PCB:

                 761,900        Sole Voting and Sole
                                Dispositive Power  (1)             4.79%


          (B)  Value Fund:

                 761,900        Shared Voting and Shared
                                Dispositive Power  (1)             4.79%


          (C)  Holdings:

                 761,900        Shared Voting and Shared
                                Dispositive Power  (2)             4.79%


          (D)  Cundill:

                 761,900        Shared Voting and Shared
                                Dispositive Power  (3)             4.79%



          (1) Such Shares are owned by Value Fund, the investment portfolio of which entity is managed by PCB. PCB has sole dispositive power and sole voting power under an agreement dated as of June 1, 1995. The economic interest in such Shares is held by Value Fund.

          (2) Holdings, because it owns a controlling portion of the outstanding stock of PCB, could be deemed to share the power to vote and dispose or direct the disposition of such Shares.

          (3) Cundill, because he owns a controlling portion of the outstanding stock of Holdings, which owns a controlling portion of the outstanding stock of PCB, could be deemed to share the power to vote and dispose or direct the disposition of such Shares.

          THE FOLLOWING PARAGRAPH IS HEREBY ADDED TO ITEM 5 IN ORDER TO UPDATE INFORMATION CONCERNING TRANSACTIONS IN THE SHARES:

               TRANSACTIONS

               No transactions in the Shares have been effected by the Reporting Persons or to the best knowledge of the Reporting Persons, by any executive officer, director, affiliate or subsidiary thereof during the last 60 days, except the following transactions, each of which was made in a broker's transaction in the open market.

          Reporting        Sale/                  No. of         Price Per
           Person        Purchase    Date         Shares           Share

          PCB on         Sale       6/4/96        42,000         $0.625
          behalf of
          Value
          Fund


          Item 5(e)

          As of June 4, 1996, the Reporting Persons ceased to be the beneficial owners of more than 5% of the subject Shares.

          Item 7.   Materials Filed as Exhibits.

               Exhibit 1 - Power of Attorney for Cundill Value Fund.

                                      SIGNATURES


               The undersigned certify, after reasonable inquiry and to the best knowledge and belief of the undersigned, that the information set forth in this Statement is true, complete and correct. The undersigned agree to the filing of this single Amendment No. 6 to Statement on Schedule 13D.

                                        PETER CUNDILL & ASSOCIATES
                                        (BERMUDA) LTD.



          Date:  June 7, 1996           By: /s/Patrick W.D. Turley
                                            Patrick W.D. Turley
                                              Attorney-in-Fact*


                                        PETER CUNDILL HOLDINGS
                                        (BERMUDA) LTD.



          Date:  June 7, 1996           By: Patrick W.D. Turley
                                              Attorney-in-Fact*



                                        F. PETER CUNDILL



          Date:  June 7, 1996           By: Patrick W.D. Turley
                                              Attorney-in-Fact*



                                        CUNDILL VALUE FUND



          Date:  June 7, 1996           By: Patrick W.D. Turley
                                              Attorney-in-Fact**


          * Pursuant to Power of Attorney on file with the Commission and incorporated by reference herein.

          **   Pursuant to Power of Attorney filed herein.

                                                                  EXHIBIT 1

                                  POWER OF ATTORNEY


               KNOW ALL MEN BY THESE PRESENTS, that the undersigned, Cundill Value Fund, by its manager, Peter Cundill & Associates Ltd., constitutes and appoints Jeffrey L. Steele, Allan S. Mostoff, Paul F. Roye and Patrick W.D. Turley, and each of them, its true and lawful attorney-in-fact and agent with full power of substitution and resubstitution for it in its name, place, and stead, to sign any and all documents and materials of each type and any amendments or supplements thereto, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, or the securities administrator of any jurisdiction, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as a duly authorized representative might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.


                                             Cundill Value Fund
                                             on its behalf by Peter Cundill
                                             & Associates Ltd.


          DATED:   June 6, 1996              Per:Mark C. Stevens
                                                 President and C.E.O.